UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

59473101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,782,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,782,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,028,177
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,028,177
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,904
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 922,904
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 504,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 504,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 504,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 504,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 504,395
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 504,395
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,782,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,782,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,782,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,782,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,782,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,782,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,782,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,782,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,782,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,782,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,782,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,782,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON CATHAL PHELAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59473101

1	NAME OF REPORTING PERSON BRETT FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,743
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,743
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59473101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Shares”), of Micrel, Incorporated, a California corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2180 Fortune Drive, San Jose, CA 95131.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 59473101

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiii)	Cathal Phelan and Brett Fox, who are serving as advisors to Starboard Value LP in connection with its investment in the Issuer, as further described in Item 6 below.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of each of Messrs. Phelan and Fox is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  The principal occupation of each of Messrs. Phelan and Fox is serving as a consultant.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 59473101

(f)           Messrs. Smith, Mitchell, Feld, Phelan and Fox are citizens of the United States of America.  Mr. Phelan is also a citizen of Ireland.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 4,028,177 Shares beneficially owned by Starboard V&O Fund is approximately $42,757,212, excluding brokerage commissions.  The aggregate purchase price of the 922,904 Shares beneficially owned by Starboard S LLC is approximately $9,796,368, excluding brokerage commissions. The aggregate purchase price of the 504,395 Shares beneficially owned by Starboard C LP is approximately $5,354,301, excluding brokerage commissions. The aggregate purchase price of the 1,326,524 Shares held in the Starboard Value LP Account is approximately $14,081,077, excluding brokerage commissions.

The 25,000 Shares owned directly by Mr. Phelan were purchased in the open market with personal funds.  The aggregate purchase price of the 25,000 Shares owned directly by Mr. Phelan is approximately $265,105, excluding brokerage commissions.

The 4,743 Shares owned directly by Mr. Fox were purchased in the open market with personal funds.  The aggregate purchase price of the 4,743 Shares owned directly by Mr. Fox is approximately $49,991, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 59473101

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,533,444 Shares outstanding as of June 30, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 28, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on August 7, 2014, Starboard V&O Fund beneficially owned 4,028,177 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 4,028,177
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,028,177
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on August 7, 2014, Starboard S LLC beneficially owned 922,904 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 922,904
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 922,904
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on August 7, 2014, Starboard C LP beneficially owned 504,395 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 504,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 504,395
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 59473101

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 504,395 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 504,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 504,395
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 504,395 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 504,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 504,395
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on August 7, 2014, 1,326,524 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,028,177 Shares owned by Starboard V&O Fund, (ii) 922,904 Shares owned by Starboard S LLC, (iii) 504,395 Shares owned by Starboard C LP and (iv) 1,326,524 Shares held in the Starboard Value LP Account.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 6,782,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,782,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 59473101

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,028,177 Shares owned by Starboard V&O Fund, (ii) 922,904 Shares owned by Starboard S LLC, (iii) 504,395 Shares owned by Starboard C LP and (iv) 1,326,524 Shares held in the Starboard Value LP Account.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 6,782,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,782,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,028,177 Shares owned by Starboard V&O Fund, (ii) 922,904 Shares owned by Starboard S LLC, (iii) 504,395 Shares owned by Starboard C LP and (iv) 1,326,524 Shares held in the Starboard Value LP Account.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 6,782,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,782,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,028,177 Shares owned by Starboard V&O Fund, (ii) 922,904 Shares owned by Starboard S LLC, (iii) 504,395 Shares owned by Starboard C LP and (iv) 1,326,524 Shares held in the Starboard Value LP Account.

Percentage: Approximately 12.0%

CUSIP NO. 59473101

(b)	1. Sole power to vote or direct vote: 6,782,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,782,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,028,177 Shares owned by Starboard V&O Fund, (ii) 922,904 Shares owned by Starboard S LLC, (iii) 504,395 Shares owned by Starboard C LP and (iv) 1,326,524 Shares held in the Starboard Value LP Account.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,782,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,782,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.	Mr. Phelan

(a)	As of the close of business on August 7, 2014, Mr. Phelan directly owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Phelan during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Mr. Fox

(a)	As of the close of business on August 7, 2014, Mr. Fox directly owned 4,743 Shares.

Percentage: Less than 1%

CUSIP NO. 59473101

(b)	1. Sole power to vote or direct vote: 4,743
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,743
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fox during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

After discussions with each of Messrs. Phelan and Fox and in view of each of Messrs. Phelan and Fox’s unique skill set, industry experience and industry knowledge, Starboard Value LP determined to retain each of Messrs. Phelan and Fox as an advisor in connection with its investment in the Issuer.  On July 31, 2014, Starboard Value LP entered into advisor agreements (the “Advisor Agreements”) with each of Messrs. Phelan and Fox (the “Advisors”). Pursuant to the Advisor Agreements and in consideration for the performance of certain consulting and advisory services by the Advisors, Starboard Value LP agreed to pay each of the Advisors an upfront fee equal to $50,000 in cash.  Each of the Advisors agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Issuer, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

On August 7, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Cathal Phelan, and Brett Fox, dated August 7, 2014.

99.2	Powers of Attorney.

CUSIP NO. 59473101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Cathal Phelan and Brett Fox

CUSIP NO. 59473101

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

____________________
* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 59473101

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
STARBOARD VALUE AND OPPORTUNITY FUND LTD

59,400	11.0760	06/10/2014
59,400	11.1267	06/11/2014
29,700	11.1491	06/12/2014
26,730	11.2416	06/13/2014
2,970	11.3200	06/16/2014
14,850	11.4049	06/17/2014
14,850	11.4000	06/18/2014
5,940	11.3733	06/19/2014
14,850	11.4000	06/19/2014
8,910	11.3378	06/20/2014
14,850	11.3002	06/25/2014
14,850	11.1939	06/26/2014
44,250	11.4557	07/02/2014
14,750	11.6440	07/03/2014
5,605	11.6584	07/03/2014
23,895	11.5245	07/07/2014
20,650	11.4191	07/08/2014
38,350	11.4198	07/09/2014
40,474	11.3000	07/10/2014
77,526	11.4203	07/11/2014
14,750	11.3827	07/14/2014
17,700	11.2287	07/15/2014
11,800	11.2246	07/16/2014
11,800	11.0424	07/17/2014
5,900	10.9684	07/23/2014
4,720	10.1206	07/25/2014
118,000	10.4156	07/28/2014
610,650	10.4373	07/28/2014
342,200	10.3381	07/28/2014
66,996	10.6192	07/29/2014
32,124	10.6344	07/29/2014
177,000	10.5933	07/29/2014
35,872	10.7206	07/30/2014
29,500	10.7500	07/30/2014
146,438	10.5844	07/31/2014
81,135	10.4148	08/01/2014
716,392	10.6519	08/07/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

13,600	11.0760	06/10/2014
13,600	11.1267	06/11/2014
6,800	11.1491	06/12/2014
6,120	11.2416	06/13/2014
680	11.3200	06/16/2014
3,400	11.4049	06/17/2014
3,400	11.4000	06/18/2014
1,360	11.3733	06/19/2014
3,400	11.4000	06/19/2014
2,040	11.3378	06/20/2014
3,400	11.3002	06/25/2014
3,400	11.1939	06/26/2014
10,275	11.4557	07/02/2014
3,425	11.6440	07/03/2014

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1,302	11.6584	07/03/2014
5,549	11.5245	07/07/2014
4,795	11.4191	07/08/2014
8,905	11.4198	07/09/2014
9,398	11.3000	07/10/2014
18,002	11.4203	07/11/2014
3,425	11.3827	07/14/2014
4,110	11.2287	07/15/2014
2,740	11.2246	07/16/2014
2,740	11.0424	07/17/2014
1,370	10.9684	07/23/2014
1,096	10.1206	07/25/2014
27,400	10.4156	07/28/2014
141,795	10.4373	07/28/2014
79,460	10.3381	07/28/2014
15,557	10.6192	07/29/2014
7,459	10.6344	07/29/2014
41,100	10.5933	07/29/2014
8,330	10.7206	07/30/2014
6,850	10.7500	07/30/2014
34,003	10.5844	07/31/2014
18,090	10.4148	08/01/2014
159,728	10.6519	08/07/2014

STARBOARD VALUE AND OPPORTUNITY C LP

7,500	11.0760	06/10/2014
7,500	11.1267	06/11/2014
3,750	11.1491	06/12/2014
3,375	11.2416	06/13/2014
375	11.3200	06/16/2014
1,875	11.4049	06/17/2014

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1,875	11.4000	06/18/2014
750	11.3733	06/19/2014
1,875	11.4000	06/19/2014
1,125	11.3378	06/20/2014
1,875	11.3002	06/25/2014
1,875	11.1939	06/26/2014
5,625	11.4557	07/02/2014
1,875	11.6440	07/03/2014
712	11.6584	07/03/2014
3,037	11.5245	07/07/2014
2,625	11.4191	07/08/2014
4,875	11.4198	07/09/2014
5,145	11.3000	07/10/2014
9,855	11.4203	07/11/2014
1,875	11.3827	07/14/2014
2,250	11.2287	07/15/2014
1,500	11.2246	07/16/2014
1,500	11.0424	07/17/2014
750	10.9684	07/23/2014
600	10.1206	07/25/2014
15,000	10.4156	07/28/2014
77,625	10.4373	07/28/2014
43,500	10.3381	07/28/2014
8,516	10.6192	07/29/2014
4,084	10.6344	07/29/2014
22,500	10.5933	07/29/2014
4,560	10.7206	07/30/2014
3,750	10.7500	07/30/2014
18,615	10.5844	07/31/2014
9,855	10.4148	08/01/2014
87,016	10.6519	08/07/2014

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

19,500	11.0760	06/10/2014
19,500	11.1267	06/11/2014
9,750	11.1491	06/12/2014
8,775	11.2416	06/13/2014
975	11.3200	06/16/2014
4,875	11.4049	06/17/2014
4,875	11.4000	06/18/2014
1,950	11.3733	06/19/2014
4,875	11.4000	06/19/2014
2,925	11.3378	06/20/2014
4,875	11.3002	06/25/2014
4,875	11.1939	06/26/2014
14,850	11.4557	07/02/2014

CUSIP NO. 59473101

4,950	11.6440	07/03/2014
1,881	11.6584	07/03/2014
8,019	11.5245	07/07/2014
6,930	11.4191	07/08/2014
12,870	11.4198	07/09/2014
13,583	11.3000	07/10/2014
26,017	11.4203	07/11/2014
4,950	11.3827	07/14/2014
5,940	11.2287	07/15/2014
3,960	11.2246	07/16/2014
3,960	11.0424	07/17/2014
1,980	10.9684	07/23/2014
1,584	10.1206	07/25/2014
39,600	10.4156	07/28/2014
204,930	10.4373	07/28/2014
114,840	10.3381	07/28/2014
22,483	10.6192	07/29/2014
10,781	10.6344	07/29/2014
59,400	10.5933	07/29/2014
12,038	10.7206	07/30/2014
9,900	10.7500	07/30/2014
49,144	10.5844	07/31/2014
25,920	10.4148	08/01/2014
228,864	10.6519	08/07/2014

CATHAL PHELAN

25,000	10.6042	07/31/2014

BRETT FOX

4,743	10.5400	07/31/2014